UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2016

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

7 Times Square
37TH Floor

New York NY 10036

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 20, 2016, Wins Finance Holdings Inc. (the “Company”), received a letter of resignation from each of Bradley Reifler and Nicholas Clements pursuant to which each resigned from his position as a director of the Company, effective immediately. Each of Mr. Reifler and Mr. Clements indicated that his resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

Also on May 20, 2016, the Company’s Board of Directors appointed Haiming Guo and Guo Chen to be directors of the Company. The Company’s Board of Directors also determined that Mr. Guo and Mr. Chen were independent under the Nasdaq Marketplace Rules and appointed each of them to the Audit Committee, Nominating Committee and Compensation Committee of the Company’s Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated May 24, 2016

WINS FINANCE HOLDINGS INC.

By:	/s/ Richard Xu
Name:	Richard Xu
Title:	President